

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Gal Cohen
Chief Executive Officer
MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

Re: MediWound Ltd.
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted January 31, 2013
CIK No. 0001593984

Dear Mr. Cohen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

We note that subsequent to the filing of this amended draft registration statement you publicly filed a registration on Form F-1. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 6. Please also define the following scientific terms at their first use in the Prospectus Summary to provide a reasonable investor with understanding of such terms:

   - "proteolytic;"
   - "sepsis;" and
   - "ex vivo."

Use of Proceeds, page 42

2. We note your response to our prior comment 12 and the associated revisions to your registration statement. Please provide your best estimate as to how far the application of the proceeds to be dedicated to clinical trials will allow you to go with regard to both the Phase III trial in the USA and the pediatric trial in the EU. Please address sufficiency for these two specific clinical trials rather than sufficiency for clinical trials in general through 2016.

Capitalization, page 44

3. Please refer to your response to our prior comment 13. Please explain how you concluded that it was appropriate to include the future royalty obligation to Teva in the Capitalization table and whether it is expected to be affected by the net proceeds of the offering.

Dilution, page 45

4. Please remove the 'pro forma net tangible book value per ordinary share' line item since you have revised your disclosures throughout the document to only present 'pro forma as adjusted' amounts.

Notes to Consolidated Financial Statements
Note 12: Financial Instruments, page F-21

5. Please refer to your response to our prior comment 30. Please revise your disclosure to clarify that prior to the termination of the collaboration with Teva, the fair value of the derivative instrument related to the Company's right to repurchase its own shares was zero.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Joshua G. Kiernan, Esq.
        White & Case LLP
        1155 Avenue of the Americas
        New York, NY 10036